UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.   )1

Titan Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

888314606

(CUSIP Number)

DAVID E. LAZAR

C/O ACTIVIST INVESTING LLC

1185 Avenue of the Americas, Third Floor

New York, New York 10036

(646) 768-8417

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 14, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSONS DAVID E. LAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA, Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 630,066
	8	SHARED VOTING POWER 43,145
	9	SOLE DISPOSITIVE POWER 630,066
	10	SHARED DISPOSITIVE POWER 43,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 673,211
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS ACTIVIST INVESTING LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 43,145
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 43,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value (the “Shares”), of Titan Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 400 Oyster Point Blvd., Suite 505, South San Francisco, California 94080.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i)	Activist Investing LLC, a New York limited liability company (“Activist Investing”); and

(ii)	David Elliot Lazar, as the sole member and Chief Executive Officer of Activist Investing.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of each of Activist Investing and Mr. Lazar is 1185 Avenue of the Americas, 3rd Floor, New York, New York 10036.

(c) The principal business of Activist Investing is actively investing in distressed public companies. The principal occupation of Mr. Lazar is serving as the sole member and Chief Executive Officer of Activist Investing.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Lazar is a citizen of the United States of America and Israel.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Activist Investing were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in the open market, except as otherwise noted. The Shares purchased by Mr. Lazar were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in the open market, except as otherwise noted. The aggregate purchase price of the 43,145 Shares directly beneficially owned by Activist Investing is approximately $41,850, excluding brokerage commissions. The aggregate purchase price of the 630,066 Shares directly beneficially owned by David Lazar is approximately $611,164, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On April 25, 2022, Activist Investing issued a press release (the “Press Release”) announcing its ownership interest in the Issuer. The full text of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,039,421 Shares outstanding, which is the total number of Shares outstanding as of March 23, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 25, 2022.

A.	Activist Investing

(a)	As of the close of business on April 25, 2022, Activist Investing directly beneficially owned 43,145 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 43,145
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 43,145

B.	Mr. Lazar

(a)	As of the close of business on April 25, 2022, Mr. Lazar directly beneficially owned 630,066 Shares. Mr. Lazar, as the sole member and Chief Executive Officer of Activist Investing, may be deemed the beneficial owner of the 43,145 Shares owned by Activist Investing.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 630,066
2. Shared power to vote or direct vote: 43,145
3. Sole power to dispose or direct the disposition: 630,066
4. Shared power to dispose or direct the disposition: 43,145

(c)	The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 20, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Press Release, dated April 25, 2022.

99.2	Joint Filing Agreement, dated April 25, 2022.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2022

ACTIVIST INVESTING LLC

By:	/s/ David E. Lazar
	Name:	David E. Lazar
	Title:	Chief Executive Officer

/s/ David E. Lazar
DAVID E. LAZAR

SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Nature of Transaction	Shares Purchased	Price Per Share($)	Date of Purchase

DAVID E. LAZAR

Purchase of Common Stock	2,000	0.9078	04/08/2022
Purchase of Common Stock	2,000	0.8991	04/08/2022
Purchase of Common Stock	2,000	0.8959	04/08/2022
Purchase of Common Stock	2,000	0.8879	04/08/2022
Purchase of Common Stock	1,000	0.8959	04/08/2022
Purchase of Common Stock	2,000	0.9189	04/08/2022
Purchase of Common Stock	2,000	0.9189	04/08/2022
Purchase of Common Stock	2,000	0.9189	04/08/2022
Purchase of Common Stock	2,000	0.9163	04/08/2022
Purchase of Common Stock	2,000	0.9188	04/08/2022
Purchase of Common Stock	2,000	0.9113	04/08/2022
Purchase of Common Stock	2,000	0.9155	04/08/2022
Purchase of Common Stock	2,000	0.9155	04/08/2022
Purchase of Common Stock	2,000	0.9189	04/08/2022
Purchase of Common Stock	2,000	0.9189	04/08/2022
Purchase of Common Stock	2,000	0.9201	04/08/2022
Purchase of Common Stock	2,000	0.9199	04/08/2022
Purchase of Common Stock	2,000	0.9018	04/08/2022
Purchase of Common Stock	2,000	0.9018	04/08/2022
Purchase of Common Stock	2,000	0.9078	04/08/2022
Purchase of Common Stock	2,000	0.9078	04/08/2022
Purchase of Common Stock	2,000	0.9078	04/08/2022
Purchase of Common Stock	2,000	0.8924	04/11/2022
Purchase of Common Stock	2,000	0.8985	04/11/2022
Purchase of Common Stock	2,000	0.8973	04/11/2022
Purchase of Common Stock	2,000	0.8912	04/11/2022
Purchase of Common Stock	2,000	0.8964	04/11/2022
Purchase of Common Stock	2,000	0.8940	04/11/2022
Purchase of Common Stock	2,000	0.8903	04/11/2022
Purchase of Common Stock	2,000	0.8936	04/11/2022
Purchase of Common Stock	2,000	0.8764	04/11/2022
Purchase of Common Stock	2,000	0.8754	04/11/2022
Purchase of Common Stock	2,000	0.8690	04/11/2022
Purchase of Common Stock	2,000	0.8689	04/11/2022
Purchase of Common Stock	2,000	0.8699	04/11/2022
Purchase of Common Stock	2,000	0.8937	04/12/2022
Purchase of Common Stock	2,000	0.8938	04/12/2022
Purchase of Common Stock	2,000	0.8932	04/12/2022
Purchase of Common Stock	2,000	0.8919	04/12/2022
Purchase of Common Stock	2,000	0.8976	04/12/2022
Purchase of Common Stock	2,000	0.8901	04/12/2022
Purchase of Common Stock	10,000	0.8793	04/14/2022
Purchase of Common Stock	10,000	0.8700	04/14/2022
Purchase of Common Stock	10,000	0.8695	04/14/2022
Purchase of Common Stock	5,000	0.8891	04/14/2022
Purchase of Common Stock	55,000	0.8700	04/18/2022

Sch. A-1